Exhibit 99.43

PRESS RELEASE

Trading Symbol: SVM.TO	October 16, 2007

SILVERCORP COMMENTS ON ALL TIME HIGH LEAD METAL PRICES
ANNOUNCES RELEASE DATE FOR 2nd QTR. RESULTS

VANCOUVER, British Columbia – October 16, 2007 – Silvercorp Metals Inc. (the “Company”) will release its financial results for the 2nd quarter ended September 30, 2007 on Wednesday, November 14, 2007 after market close.

COMMENTS ON ALL-TIME RECORD HIGH LEAD PRICES

The Company announced that it is pleased to see the continuing strength in lead prices which reached a record high of US$1.80/lb on October 10, 2007 on the London Metal Exchange. For the first quarter ended June 30, 2007 lead accounted for $9.1 million, or 37.4%, of the aggregate metal sales.

According to Reuters, the record lead price is due both to problems on the supply side and to strong demand. On the supply side, “production by Chinese smelters has fallen due to newly established export tax duties and lower fees, … and a series of problems at mines and smelters elsewhere in the world is putting pressure on limited stocks.”

And on the demand side, Reuters reports that, “every year, millions of Chinese are hitting the streets on ‘e’ bikes — battery-powered contraptions that are increasingly popular as soaring fuel prices make traditional motorbikes and scooters expensive to drive. The bikes are getting bigger, faster and more glamorous — and the growing size of their batteries is soaking up increasing amounts of lead.”

Analysts Raymond Goldie and Rodney Stevens of Salman Partners in a commentary on the lead commodity recently wrote that “investors might consider Silvercorp, which, with roughly 40% its revenues coming from lead, currently represents the market’s purest play on lead production. Silvercorp’s production is entirely in China.”

DIVIDEND PAYMENT REMINDER

The Company will be sending its first dividend payment on or before October 21, 2007 to all shareholders on record at the close of business on September 28, 2007.

3 for 1 SHARE SPLIT REMINDER

On September 28, 2007 the Company’s shareholders approved a share split on the basis of three (3) shares for every one (1) existing share. The record date for the Stock Split is the close of business on October 31, 2007.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc. along with its subsidiary companies and joint ventures (collectively the "Company") are engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties in the People's Republic of China ("China"). The Company is a reporting issuer in British Columbia, Alberta, Ontario, Nova Scotia, New Brunswick, Manitoba, Saskatchewan, and trades on the TSX Exchange under the symbol "SVM". The Company is on the S&P/TSX Composite Index, the S&P/TSX Global Gold Index, and S&P/TSX Global Mining Index.